UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or on reliances upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Announcement

The Directors would like to clarify that the recent press articles on privatization of the Company is unfounded and there is no information of a price sensitive nature discloseable under Paragraphs 2 and 3 of the Listing Agreement.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited for the purpose of clarifying recent press articles with respect to privatization rumours.

The Directors (the “Directors”) of APT Satellite Holdings Limited (the “Company”) have noted several press articles which appeared in newspapers on 19 June 2003 with respect to market rumours that the Company will be taken private.

The Directors would like to state that they are not aware of the source of such information and would like to confirm that these rumours are unfounded. The Directors has checked with its controlling shareholder, APT Satellite International Company Limited, which has confirmed that there is no proposal for the privatization of the Company.

In addition, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board of directors of the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board He Dongfeng Executive Director

Hong Kong, 19th June, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date:  June 19, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin Chen Zhaobin Executive Director and President